

07005902

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7310 Dover Court
(No. and Street)

Parkland (City) FL (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Dr. - Suite 226 (Address) Coral Springs, (City) FL (State) 33071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAE Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Stephen W. Whitney
Commission #DD283156
Expires: Jan 21, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAE INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
JAE Investments, Inc.
Parkland, Florida

We have audited the accompanying balance sheet of JAE Investments, Inc. as of December 31, 2006 and the related statement of operations, cash flows, and statements of changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JAE Investments, Inc. as of December 31, 2006 and the results of its operations and the related statement of income and accumulated deficit, cash flows, and statements of changes in stockholder's equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements, but in supplementary information required by rule 17a-5 under the Securities Excahnge Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 23, 2007
Coral Springs, Florida

Baum & Company, P.A.

TABLE OF CONTENTS

JAE INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 86,276
Commission receivable	26,869
Total Current Assets	113,145
Property and equipment (net of accumulated depreciation of $10,803)	- 0 -
Other Assets	
Investments	3,300
Total Other Assets	
Total Assets	$ 116,445

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable & accrued expenses	$ 25,000
Stockholder's Equity	
Common Stock, par value $1.00, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	23,500
Retained Earnings	66,945
Total Stockholder's Equity	81,445
Total Liabilities and Stockholder's Equity	$ 116,445

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues	$ 352,315
Operating expenses	188,729
Net income before other income (expense)	163,586
Other income (expense)	
Interest income	3,026
Net Income before provision for income taxes	166,612
Provision for income taxes	- 0 -
Net Income	$ 166,612

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ 166,612
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	2,163
Changes in other assets and liabilities:	
(Increase) in commissions receivable	(26,869)
Increase in accounts payable and accrued expenses	23,600
Net Cash provided (used) by Operating Activities	165,506
Cash Flows from Financing Activities:	
Net Distributions of Earnings	(137,340)
Net Cash (used) for Financing Activities	(137,340)
Net Increase in Cash	28,166
Cash and Cash Equivalents - Beginning	58,110
Cash and Cash Equivalents - Ending	$ 86,276

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/04	1,000	53,500	9,015
Net income	- 0 -	- 0 -	58,658
Distributions to Stockholder	- 0 -	(30,000)	(30,000)
Balance - 12/31/05	1,000	23,500	37,673
Net income	- 0 -	- 0 -	166,612
Distributions to Stockholder	- 0 -	- 0 -	(137,340)
Balance - 12/31/06	$ 1,000	$23,500	$66,945

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization cost are amortized over sixty months.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

The Company is on the accrual basis of accounting. Commencing in December 2006, the Company, due to the materiality of commissions, has recognized commission income in the month earned, rather than the in the period received.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $45,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment are depreciated over their useful lives utilizing the straight-line method over their useful lives of approximately 5-7 years. Depreciation for the year ended December 31, 2006 was $ 2,163.

NOTE 6 INVESTMENTS

Investments are stated at the lower of cost or market.

NOTE 7 CAPITAL TRANSACTIONS

In 2006, the Company made various distributions to its sole stockholder of the current year's earnings.

NOTE 8 RETIREMENT PLAN

The Company has approved an employee benefit plan named " JAE Investments, Inc. Defined Benefit Pension Plan and Trust" with an effective date commencing January 1, 2006. The Pension Plan's maximum amount of contribution is determined by an actuary using certain mortality and interest rate assumptions. Effectively, the amount of the employer's contribution is discretionary, thus any amount from zero to the maximum as determined actuarially is allowable under the plan's provisions. In the year ended December 31, 2006, it was estimated that the accrued benefit would be at least $ 25,000.

JAE INVESTMENTS, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2006

Total Assets	$ 116,445
Less: Liabilities	25,000
Net Capital before other charges	91,445
Charges against capital	
Non Allowable Assets	3,300
Net Capital	88,145
Net Capital Required	45,000
Excess Net Capital	$ 43,145

See accompanying notes to financial statements.

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

JAE Investments, Inc.
Parkland, Florida

We have examined the financial statements of JAE Investments, Inc. as of December 31, 2006 and have issued our report there on dated February 23, 2007. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized tat the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period commencing January 1, 2006 to December 31, 2006, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Coral Springs, Florida
February 23, 2007

Baum & Company PA

END